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                             June 28, 2024

       Gary A. Vecchiarelli
       Chief Financial Officer
       CleanSpark, Inc.
       10624 S. Eastern Ave.
       Suite A - 638
       Henderson, NV 89052

                                                        Re: CleanSpark, Inc.
                                                            Form 10-K for the
Fiscal Year Ended September 30, 2023
                                                            Form 10-Q for the
Quarterly Period Ended March 31, 2024
                                                            Response Letter
dated April 26, 2024
                                                            File No. 001-39187

       Dear Gary A. Vecchiarelli:

              We have reviewed your April 26, 2024 response to our comment letter and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 29,
       2024 letter.

       Form 10-K for the Fiscal Year Ended September 30, 2023

       General

   1. Refer to your response to comment 1. In future filings, please disclose a breakeven analysis that, along
with the energy and hosting costs, includes the mining equipment costs and related
financing costs so that investors understand how the cost to mine one bitcoin compares to the
value of bitcoin.
 Gary A. Vecchiarelli
FirstName
CleanSpark,LastNameGary A. Vecchiarelli
            Inc.
Comapany
June       NameCleanSpark, Inc.
     28, 2024
June 28,
Page 2 2024 Page 2
FirstName LastName
Form 10-Q for the Quarterly Period Ended March 31, 2024

Financial Statements
Note 2. Summary of Significant Accounting Policies
Revenue from Contracts with Customers - Revenue from Bitcoin Mining, page F-11

2. We acknowledge your response to prior comment 2. In your response, you indicated that you would make certain revisions to your disclosure in future periodic reports. We are unclear how disclosure in your Form 10-Q for the quarterly period ended March 31, 2024 incorporates those changes. Please specifically address the following concerning your mining revenue recognition under ASC 606:
             Tell us your consideration of disclosing that the services you provide are an output of your ordinary activities.
             Since you told us that the option to renew does not represent a material right, tell us your consideration of disclosing that you have determined that the mining pool
             operator   s (i.e., the customer's) renewal option is not a
material right as the terms,
             conditions, and compensation amounts are at then market rates.
             You told us that a more accurate description of your promise and single performance obligation is a service to perform hash calculations for the pool operator. Please revise your disclosure in future filings to describe your performance obligation as such (i.e. the provision of hash calculations).
             In your response, you confirmed our understanding that contract duration is for a period of less than 24 hours. However, disclosure in your 10-Q continues to imply contract duration is for a period of one day. For example, on page F-12 of your 10-Q
             you state    the performance obligation of computing power
services is fulfilled over
             time, as opposed to a point in time, because the Company provides the hash computation computing power throughout the day and the customer simultaneously obtains control of it and uses the asset to produce bitcoin. Additionally, you state on
             page F-12    According to the customer contract, daily earnings
are calculated from
             midnight-to-midnight UTC time.    Please advise or revise.
             In your response, you confirmed that the company measures noncash consideration received on the date of contract inception. However, it appears based on your disclosure that you measure noncash consideration received at midnight UTC the day after contract inception. Please explain to us how your policy is consistent with the requirement to measure cash consideration on the date of inception, and how you concluded a time on the date of contract inception (e.g. 23:59:59) is not more appropriate.
             Based on your response, it appears that network difficulty is a variable that impacts
             block rewards and transaction fees, and does not on it   s own
seem to be a component
             of the revenue recorded for your bitcoin mining activities. Please revise your disclosure accordingly.
 Gary A. Vecchiarelli
FirstName
CleanSpark,LastNameGary A. Vecchiarelli
            Inc.
Comapany
June       NameCleanSpark, Inc.
     28, 2024
June 28,
Page 3 2024 Page 3
FirstName LastName
       Please contact Kate Tillan at 202-551-3604 or Bonnie Baynes at 202-551-4924 if you
have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Sandra Hunter Berkheimer at 202-551-3758 with any other questions.



                                                       Sincerely,

                                                       Division of Corporation
Finance
                                                       Office of Crypto Assets